UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

Open Joint Stock Company Vimpel-Communications
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
VIMPEL-COMMUNICATIONS
(Registrant)

Date: February 26, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

VIMPELCOM AND VIMPELCOM-REGION TO CONSOLIDATE MANAGEMENT

Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") (NYSE: VIP) reported today that the VimpelCom board of directors approved a unified management structure for VimpelCom and VimpelCom-Region, its subsidiary for the development of its regional GSM license portfolio. Under the unified structure, the General Director of VimpelCom-Region, Alexei Mischenko, will report to the Chief Executive Officer of VimpelCom, Jo Lunder. Management unification is intended to increase the operational synergies between the two companies and accelerate the pace of the Company's national expansion. In connection with this decision, further steps and approvals which may be required or beneficial are under review and will be presented for approval at VimpelCom's upcoming annual shareholder meeting. The Company confirmed that this step does not reflect a change in its national expansion strategy or a change in the commitments by its strategic partners, Eco Telecom Limited, a part of the Alfa group of companies, and Telenor East Invest AS, to VimpelCom-Region.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the City of Moscow and the Moscow Region. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This report on Form 6-k, filed on February 26, 2002, contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's intention to manage its subsidiary in the manner described above and are based on Management's best assessment of the VimpelCom group's future development. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.